JOINT NEWS RELEASE

Crosshair and Target Announce Closing of Business Combination

Dated: March 31st, 2009

Crosshair Exploration & Mining Corp. (NYSE Alternext US: CXZ) (TSX: CXX) (“Crosshair”) and Target Exploration and Mining Corp. (TSX.V:TEM) (“Target”) are pleased to announce that the previously announced business combination, by way of plan of arrangement (the “Arrangement”) closed effective today.  Target’s shares will be be delisted from the TSX Venture Exchange on or about March 31, 2009.

“The completion of the business combination between Crosshair and Target creates the new Crosshair,” says Mark Morabito, CEO of Crosshair.  “The new Crosshair will be a uranium and gold exploration and development company with a defined timeline to production in one of the most uranium mining friendly jurisdictions in North America.”

Combined Company Highlights

The new Crosshair has significant benefits including:

- A uranium asset (the Bootheel Project) with near-term production potential in a uranium producing region (Wyoming).
- The required cash to complete the National Instrument (NI) 43-101 uranium resource and the earn-in on the Bootheel Project.
- An existing NI 43-101 uranium resource in Labrador, Canada that is open for expansion and in good standing for several years.
- Gold asset in Newfoundland, Canada with an existing NI 43-101 resource that is open for expansion.
- Strong management team with a proven track record of acquiring and developing projects supported by a seasoned and experienced board of directors.

Summary of Transaction

Pursuant to the Arrangement, holders of Target shares are entitled to receive 1.2 Crosshair shares for each Target share surrendered.  Registered shareholders of Target have received letters of transmittal providing instructions on how to exchange their share certificates and receive certificates representing their new shares of Crosshair.  Target shareholders can also find a copy of the letter of transmittal on SEDAR at www.sedar.com. Outstanding options and warrants to purchase Target shares are to be exchanged for options and warrants to purchase Crosshair shares at the same exercise prices and on the same share exchange ratio of 1.2 Crosshair shares for each Target option or warrant exercised.  Holders of outstanding options and warrants to purchase Target shares will not receive new option or warrant certificates from Crosshair.

Pursuant to the Arrangement, Target and 0843540 B.C. Ltd., a wholly-owned subsidiary of Crosshair, have amalgamated to form a wholly-owned subsidiary of Crosshair named “Target Exploration and Mining Corp.”.

Change of Management

Effective today, Mark J. Morabito has resigned as President of Crosshair.  Mr. Morabito remains a director and Chief Executive Officer of Crosshair.  Also effective today, Stewart Wallis, P. Geo., President of Target, has been appointed a director and President of Crosshair.

“We are thrilled that Stewart has joined the Crosshair team,” says Mark Morabito, CEO of Crosshair.  “His strong technical background and broad familiarity with all types of uranium deposits will prove invaluable to Crosshair.  I have worked closely with Stewart at Target and I know the incredible contributions he has made toward moving the Bootheel Project forward to production.”

About Crosshair

With the combination complete, Crosshair is a dominant player in the exploration and development of uranium in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The Project is ventured with Ur-Energy Inc., who bring with them additional management expertise to put Bootheel into production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  These assets fall outside of Labrador Inuit Lands and are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD	ON BEHALF OF THE TARGET BOARD
"Mark J. Morabito"	"Stewart Wallis"
President & CEO	President

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.